(All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD PROVIDES METALLURGICAL AND OPERATIONAL
UPDATE AT ASANKO GOLD MINE

Vancouver, British Columbia, July 8, 2022 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) provides an update on metallurgical test work and plant recoveries at the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Galiano. The Company expects to release its full financial and operational results after the market closes on August 11, 2022.

Metallurgy Update

As previously announced on February 25, 2022, the Company reported that the AGM experienced lower than expected recoveries in Q1 2022 (see news release "Galiano Gold Reports Lower than Expected Gold Recovery at the Asanko Gold Mine"). Subsequent to the announcement, an extensive drilling campaign was completed to provide representative samples for metallurgical testing. The objective of the program was aimed at further defining metallurgical recoveries at Esaase, and to add to the extensive metallurgical test work previously carried out on the Esaase deposit.

During Q2, sixteen diamond drill holes were completed, along strike through both the Esaase Main and South pits. The resulting 2,221 meter increments were tested individually at the AGM laboratory as a preliminary recovery assessment.

Encouraging results have been received from the initial site assessment which determined the cyanide soluble gold content of pulverized intervals via Bulk Leach Extractable Gold ("BLEG") technique followed by fire assay of solid residue. Results to date indicate alignment with the historical metallurgical testwork previously carried out on the Esaase deposit.

The metallurgical testing performed at the AGM was conducted on half core material, while the corresponding retained halves have been dispatched to Bureau Veritas in Vancouver for independent 3rd party testing. Results of the independent laboratory testing are expected late in Q3 2022.

Q2 Operational Update

During Q2, significant work took place to optimize the AGM's plant performance this included revising the mill feed blend regime, increasing the mass pull in the gravity circuit and adjusting operating parameters and reagent additions in the carbon-in-leach circuit. The optimizations resulted in recoveries increasing quarter on quarter, averaging 84% in Q2. Consequently, gold production was positively impacted with preliminary production of approximately 50,000 ounces during the quarter.

"Although work continues to further define metallurgical recoveries at Esaase, we are pleased with the initial laboratory recovery results", said Matt Badylak President and Chief Executive Officer. "We are additionally encouraged by the strong performance in the plant during the quarter which resulted in preliminary production of 92,300 ounces for the first half of 2022. On the back of improving recoveries and robust production in H1, we expect to provide an update to full year guidance in our upcoming Q2 disclosures."

Enquiries:

Todd Romaine

EVP Sustainability and Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-604-416-0088

Email: info@galianogold.com

About Galiano Gold Inc.

Galiano's vision is to build a sustainable business capable of long-term value creation for its stakeholders through a combination of exploration, accretive M&A activities and the disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "vision", "indicate", "encouraging", "preliminary", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to statements regarding: the timing of the Company's release of its full financial and operational results; interpretation of the metallurgical testing results received to date and alignment with the metallurgical recovery model; the expected timing for receipt of the results from the independent laboratory testing; the optimization of the AGM's plant performance; the positive impact on preliminary gold production; the Company's plans and expectations for the plant and the AGM; and activities to be completed at the AGM. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the accuracy of the metallurgical testing results received to date; preliminary gold production being indicative of future production; that the independent laboratory test results will be consistent with the Company's test results; that the Company will be able to determine the cause of the lower recoveries; that the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying Mineral Resources estimates; the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic or any other infectious disease outbreak; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the JV and the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the JV and the Company in implementing its development strategies and achieving its business objectives; the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and the key personnel of the Company and the JV will continue their employment.

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The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: that the results of the independent laboratory testing may not be as expected; that the preliminary gold production may not be indicative of future production; that recoveries may be lower in the future and may have an impact on the Company's financial results; that the Company may not be able to ascertain the cause of the lower recoveries; that the Company may not be able to remedy the cause of the lower recoveries; that the lower recoveries may persist and may be detrimental to the AGM and the Company; the mineral resource estimates may change and may prove to be inaccurate; mineral reserves may not be reinstated; metallurgical recoveries may not be economically viable; risks associated with the Company ceasing its mining operations during 2022; the Company does not currently have a LOM estimate for the AGM due to the withdrawal of the mineral reserve; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully reinstate mineral reserves; risks associated with establishing new mining operations; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to the control of AGM cashflows and operation through a joint venture; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; risks related to information systems security threats; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

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